CORRESP

1041 Veterans Boulevard
Metairie, Louisiana 70005
May 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:       State Investors Bancorp, Inc.
Registration Statement on Form S-1
File No. 333-172659

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, State Investors Bancorp, Inc. (the “Company”) hereby requests that the above captioned registration statement be declared effective at 10:00 a.m., Eastern time on Wednesday, May 11, 2011, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•
should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company represents that it will comply with such provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 as may apply to it for this offering.

Very truly yours,

STATE INVESTORS BANCORP, INC.

By:	/s/Anthony S. Sciortino
Anthony S. Sciortino
Chairman, President and Chief Executive Officer

CORRESP

[Keefe, Bruyette & Woods Letterhead]

May 9, 2011

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re:	State Investors Bancorp, Inc.
Registration Statement on Form S-1 (File Number 333-172659)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join State Investors Bancorp, Inc. (the “Company”) in requesting that the Company’s above-referenced registration statement on Form S-1 be declared effective on Wednesday, May 11, 2011 at 10:00 a.m. (Eastern time) or as soon thereafter as practicable.

Sincerely,

Keefe, Bruyette & Woods, Inc.

/s/Allan D. Jean
Name: Allan D. Jean
Title: Vice President